UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): April 9, 2022

ARCHIMEDES TECH SPAC PARTNERS CO.

(Exact name of registrant as specified in its charter)

Delaware	001-40193	86-1286799
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2093 Philadelphia Pike #1968

Claymont, DE 19703

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (650) 560 4753

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered

Units, each consisting of one subunit and one-quarter of one warrant	ATSPU	The Nasdaq Stock Market LLC

Subunits included as part of the units, each consisting of one share of common stock, $.0001 par value, and one-quarter of one warrant	ATSPT	The Nasdaq Stock Market LLC

Redeemable warrants	ATSPW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement

Subscription Agreement.

On April 9, 2022, Archimedes Tech SPAC Partners Co., a Delaware corporation (“Archimedes”) entered into a subscription agreement (“Subscription Agreement”) with an accredited investor (the “New Subscriber”) pursuant to which the New Subscriber agreed to purchase, and Archimedes has agreed to sell, 200,000 shares of Class A Common Stock, par value $0.0001 per share, of Archimedes (“Class A Common Stock”), at a purchase price of $10.00 per share for gross proceeds of $2,000,000. The subscription was made in connection with the previously reported planned merger (the “Merger”) pursuant to the Merger Agreement (the “Merger Agreement”), dated as of November 15, 2021, by and among Archimedes, ATSPC Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Archimedes (“Merger Sub”), and SoundHound, Inc., a Delaware corporation (“SoundHound”).

As previously reported, in connection with the execution of the Merger Agreement, Archimedes entered into Subscription Agreements with certain accredited investors (the “Subscribers”) pursuant to which the Subscribers agreed to purchase, and Archimedes agreed to sell, an aggregate of 11,100,000 shares of Class A Common Stock, for a purchase price of $10.00 per share and aggregate gross proceeds of $111,000,000 in a PIPE transaction. With the new Subscription Agreement, the PIPE investment increased to an aggregate of 11,300,000 shares of Class A Common Stock and aggregate gross proceeds of $113,000,000. The obligations to consummate the transactions contemplated by the Subscription Agreements are conditioned upon, among other things, customary closing conditions and the consummation of the Merger and related transactions contemplated by the Merger Agreement.

The foregoing description of the Subscription Agreement is not complete and is subject to and qualified in its entirety by reference to the Subscription Agreement, a copy of which is filed with this Current Report on Form 8-K as Exhibit 10.1, and the terms of which are incorporated by reference herein.

Amendment to Lock-Up Agreement.

On April 14, 2022, Archimedes amended the lock-up agreement (the “Amendment”) previously entered into with the chief executive officer of SoundHound, Keyvan Mohajer, to extend the lock-up period applicable to Mr. Mohajer from six months to one year from the date of the closing of the Merger. As previously reported, pursuant to lock-up agreements entered into between Archimedes and certain key SoundHound stockholders, including Mr. Mohajer, such holders agreed not to (i) sell, offer to sell, contract or agree to sell, pledge or otherwise dispose of, directly or indirectly, any shares of Class A Common Stock and Class B Common Stock (collectively, “Common Stock”) held by them (such shares, together with any securities convertible into or exchangeable for or representing the rights to receive shares of Common Stock if any, acquired during the lock-up period, the “Lock-up Shares”), (ii) enter into a transaction that would have the same effect, (iii) enter into any swap, hedge or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Lock-Up Shares or otherwise, or engage in any short sales or other arrangement with respect to the Lock-Up Shares or (iv) publicly announce any intention to effect any transaction specified in clause (i) or (ii), during the applicable lock-up period. No terms of the original lock-up agreement were amended in connection with the Amendment other than the extension of the lock-up period applicable to Mr. Mohajer.

The foregoing description of the Amendment is not complete and is subject to and qualified in its entirety by reference to the Amendment, a copy of which is filed with this Current Report on Form 8-K as Exhibit 10.2, and the terms of which are incorporated by reference herein.

Item 3.02 Unregistered Sales of Equity Securities.

The information set forth above in Item 1.01 of this Report under the heading “Subscription Agreement” is incorporated by reference herein. The shares of Class A Common Stock to be issued in connection with the Subscription Agreement will not be registered under the Securities Act, in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder.

Important Information for Investors and Stockholders

This document relates to a proposed transaction between Archimedes and SoundHound. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Archimedes has filed a registration statement on Form S-4 (Registration No. 333-262094) with the SEC, which includes a document that serves as a prospectus and proxy statement of Archimedes, referred to as a proxy statement/prospectus. A proxy statement/prospectus is being sent to all Archimedes stockholders. Archimedes also will file other documents regarding the proposed transaction with the SEC. Before making any voting or investment decision, investors and security holders of Archimedes are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders can obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Archimedes through the website maintained by the SEC at www.sec.gov.

Forward Looking Statements

Certain statements included in this Current Report on Form 8-K are not historical facts but are forward-looking statements. Forward-looking statements generally are accompanied by words such as "believe," "may," "will," "estimate," "continue," "anticipate," "intend," "expect," "should," "would," "plan," "future," "outlook," and similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of other performance metrics and projections of market opportunity. These statements are based on various assumptions, whether or not identified in this Current Report on Form 8-K and on the current expectations of Archimedes’ and SoundHound’s respective management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Archimedes and SoundHound. Some important factors that could cause actual results to differ materially from those in any forward-looking statements could include changes in domestic and foreign business, market, financial, political and legal conditions.

These forward-looking statements are subject to a number of risks and uncertainties, including, the inability of the parties to successfully or timely consummate the Merger, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the Company or the expected benefits of the Merger, if not obtained; the failure to realize the anticipated benefits of the Merger; matters discovered by the parties as they complete their respective due diligence investigation of the other parties; the ability of Archimedes prior to the Merger, and the Company following the Merger, to maintain the listing of the Company’s shares on Nasdaq; costs related to the Merger; the failure to satisfy the conditions to the consummation of the Merger, including the approval of the Merger Agreement by the shareholders of Archimedes, the satisfaction of the minimum cash requirements of the Merger Agreement, which is an amount equal to the PIPE commitments as of the date of the Merger Agreement, following any redemptions by Archimedes’ public shareholders; the risk that the Merger may not be completed by the stated deadline and the potential failure to obtain an extension of the stated deadline; the inability to complete a PIPE transaction; the outcome of any legal proceedings that may be instituted against Archimedes or SoundHound related to the Merger; the attraction and retention of qualified directors, officers, employees and key personnel of Archimedes and SoundHound prior to the Merger, and SoundHound following the Merger; the ability of SoundHound to compete effectively in a highly competitive market; the ability to protect and enhance SoundHound’s corporate reputation and brand; the impact from future regulatory, judicial, and legislative changes in SoundHound’s industry; the uncertain effects of the COVID-19 pandemic; competition from larger technology companies that have greater resources, technology, relationships and/or expertise; future financial performance of SoundHound following the Merger including the ability of future revenues to meet projected annual bookings; the ability of SoundHound to forecast and maintain an adequate rate of revenue growth and appropriately plan its expenses; the ability of SoundHound to generate sufficient revenue from each of its revenue streams; the ability of SoundHound’s patents and patent applications to protect SoundHound’s core technologies from competitors; SoundHound’s ability to manage a complex set of marketing relationships and realize projected revenues from subscriptions, advertisements, product sales and/or services; SoundHound’s ability to execute its business plans and strategy; and those factors set forth in documents of Archimedes filed, or to be filed, with SEC. The foregoing list of risks is not exhaustive.

If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Archimedes nor SoundHound presently know, or that Archimedes and SoundHound currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Archimedes’ and SoundHound’s current expectations, plans and forecasts of future events and views as of the date hereof. Nothing in this Current Report on Form 8-K and the attachments hereto should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements in this Current Report on Form 8-K and the attachments hereto, which speak only as of the date they are made and are qualified in their entirety by reference to the cautionary statements herein and the risk factors of Archimedes and SoundHound described above. Archimedes and SoundHound anticipate that subsequent events and developments will cause their assessments to change. However, while Archimedes and SoundHound may elect to update these forward-looking statements at some point in the future, they each specifically disclaim any obligation to do so, except as required by law. These forward-looking statements should not be relied upon as representing Archimedes’ or SoundHound’s assessments as of any date subsequent to the date of this Current Report. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Participants in the Solicitation

Archimedes and SoundHound and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Archimedes’ stockholders in connection with the proposed transaction. A list of the names of the directors and executive officers of Archimedes and information regarding their interests in the Merger are contained in the proxy statement/prospectus. You may obtain free copies of these documents as described in the preceding paragraph.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of any securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such other jurisdiction.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits:

Exhibit	Description
10.1	Form of Subscription Agreement.
10.2	Amendment to Lock-Up Agreement, dated as of April 14, 2022, by and between Archimedes and Keyvan Mohajer.
104	Cover Page Interactive Data File - the cover page XBRL tags are embedded within the Inline XBRL document.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ARCHIMEDES TECH SPAC PARTNERS CO.

	By:	/s/ Long Long
		Name:	Long Long
		Title:	Chief Financial Officer

Dated: April 14, 2022

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